Evolus, Inc.
520 Newport Center Dr., Suite 1200
Newport Beach, CA 92660

June 10, 2026

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Jason Drory

Re:	Request for Effectiveness for Evolus, Inc. Registration Statement on Form S-3 (File No. 333-296556)
Dear Mr. Drory:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evolus, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on June 12, 2026, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Andra Troy of O’Melveny & Myers LLP of such effectiveness by telephone at (212) 728-5731.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Troy at the telephone number above.

Very truly yours,
Evolus, Inc.

By: /s/ Jeffrey Plumer
Name: Jeffrey Plumer
Title: General Counsel & Corporate Secretary

cc:	Andra Troy, O’Melveny & Myers LLP
David Moatazedi, Evolus, Inc.